FORM U-6B-2/CERTIFICATE OF
                  NOTIFICATION under the Public Utility Holding
                    Company Act of 1935, as amended ("PUHCA")

         PSI Energy, Inc. ("PSI"), an Indiana corporation and electric utility subsidiary of Cinergy Corp., a registered holding company ("Cinergy"), hereby affirms that it has borrowed the proceeds of the securities described below pursuant to an exemption under Section 6(a) of PUHCA:

1. Type of security: $80,500,000 Indiana Development Finance Authority ("IDFA") Environmental Revenue Bonds (the "Bonds"). The Bonds were issued in two series, Series 2003A in the amount of $40,250,000 and Series 2003B in the amount of $40,250,000. PSI borrowed the entire proceeds of the bond issue from IDFA pursuant to two substantially identical loan agreements, one for each series.

2. Issue, renewal or guaranty: Issuance.

3. Principal amount: $80,500,000.

4. Annual rate of interest: variable. The initial interest rate was 1.27% per annum, which is subject to change on a weekly basis.

5. Date of issue: December 12, 2003.

6. Date of maturity: December 1, 2038.

7. Acquirer of the Bonds: Banc of America Securities LLC and Morgan Stanley & Co. Incorporated. The Bonds were sold by IDFA to Morgan Stanley & Co. Incorporated (Series 2003A) and to Banc of America Securities LLC (Series 2003B), as underwriters and remarketing agents for the Bonds.

8. Collateral: the Bonds are unsecured.

9. Net proceeds to PSI: approximately $80,100,000, after payment of various costs of issuance, including the underwriters' discount.

10. Use of proceeds: to provide funds to PSI for the construction of certain solid waste disposal projects at the following PSI electricity generating stations: Gibson Station, Cayuga Station, Wabash River Station and Edwardsport Station.

11. Exemption claimed: Rule 52(a).


                                            PSI Energy, Inc.


                                            By: /s/Christopher J. Vogt
                                                Christopher J. Vogt
                                             Manager,Corporate Finance
Dated:  December 22, 2003